Item 1

                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated

Payment Date: 15 October 1999.
Calculation Date: 8 October, 1999.

(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)
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                                                                                                     Balance on
                                         Prior Balance        Deposits           Withdrawals      Calculation Date
----------------------------------------------------------------------------------------------------------------------
                                            9-Sep-99                                               8-Oct-99
Lessee Funded Account                               0.00               0.00               (0.00)           0.00
Aircraft Purchase Account                           0.00               0.00               (0.00)           0.00
Expense Account (note ii)                   2,025,649.00       3,709,690.40         (960,489.16)   4,774,850.24
Collection Account (note iii)              70,037,692.00       8,542,746.86      (13,886,392.00)  64,694,046.86
----------------------------------------------------------------------------------------------------------------
 -  Liquidity Reserve                      40,000,000.00                                          40,000,000.00
 -  Security Deposit                       16,151,300.00                                          16,151,300.00
 -  Other Collections                      13,886,392.00                                           8,542,746.86
----------------------------------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------
Total                                      72,063,341.00      12,252,437.26      (14,846,881.16)  69,468,897.10
----------------------------------------------------------------------------------------------------------------

(ii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
--------------------------------------------------------------------------------------------------------
Balance on Previous Calculation Date (9 September,1999)                                   2,025,649.00
Transfer from Collection Account                                                          3,696,690.59
Interest Earned during period                                                                12,999.81
Payments during period between previous Calculation Date and the relevant Calculation Date:          0
 - Payments on previous Payment Date                                                       (722,339.64)
 - Other payments                                                                          (238,149.52)
                                                                                      -----------------
Balance on relevant Calculation Date (8 October, 1999)                                    4,774,850.24
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(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
-------------------------------------------------------------------------------------------------------
Balance on Previous Calculation Date (9 September,1999)                                  70,037,692.00
Collections during period                                                                 8,508,827.07
Swap receipts                                                                                33,919.79
Transfer to Expense Account                                                              (3,492,877.07)
Net transfer to Lessee Funded Accounts                                                            0.00
Transfer from the Aircraft Purchase Account                                                       0.00
Transfer from the Tax Defeasance Account                                                          0.00
Drawings under credit or liquidity enhancement facilities                                         0.00
Aggregate Note Payments                                                                 (10,189,701.41)
Swap payments                                                                              (203,813.52)
Repayments of drawings under credit or liquidity enhancement facilities                           0.00
                                                                                   --------------------
Balance on relevant Calculation Date (8 October, 1999)                                   64,694,046.86
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                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated

(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)
==============================================================================================
                       ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
                       Priority of Payments
                    (i)Required Expense Amount                                   5,000,000.00
                   (ii)a) Class A Interest                                       2,647,256.28
                       b) Swap Payments                                            203,813.52
                  (iii)First Collection Account Top-up                          15,000,000.00
                   (iv)Class A Minimum Principal                                         0.00
                    (v)Class B Interest                                            388,728.88
                   (vi)Class B Minimum Principal                                         0.00
                  (vii)Class C Interest                                            475,330.58
                 (viii)Class C Minimum Principal                                         0.00
                   (ix)Class D Interest                                            566,666.67
                    (x)Class D Minimum Principal                                         0.00
                   (xi)Second Collection Account Top-up                         41,151,300.00
                  (xii)Class A Scheduled Principal                                       0.00
                 (xiii)Class B Scheduled Principal                                  21,212.98
                  (xiv)Class C Scheduled Principal                                  42,032.00
                   (xv)Class D Scheduled Principal                                       0.00
                  (xvi)Modification Payments                                             0.00
                 (xvii)Soft Bullet Note Step Up Interest                                 0.00
                (xviii)Class A Supplemental Principal                            1,888,323.21
                  (xix)Class E Interest                                          1,399,662.50
                   (xx)Class B Supplemental Principal                              288,303.01
                  (xxi)Class A Outstanding Principal                                     0.00
                 (xxii)Class B Outstanding Principal                                     0.00
                (xxiii)Class C Outstanding Principal                                     0.00
                 (xxiv)Class D Outstanding Principal                                     0.00
                  (xxv)Subordinated Swap Payments                                        0.00
                 (xxvi)Subordinated Tax Related Disposition Payments                     0.00
                (xxvii)Class E Accrued Unpaid Interest                                   0.00
               (xxviii)Class E Outstanding Principal                                     0.00
                                                                           ===================
Total Payments with respect to Payment Date                                     69,072,629.63
      Less Collection Account Top-Ups ((iii) and (xi)above)                    (56,151,300.00)
                                                                           ===================
                                                                                12,921,329.63
                                                                           ===================

==============================================================================================


                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated

(iv) PAYMENT ON THE NOTES
----------------------------------------------------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES                                           A-1              A-2              B-1                C-1
     -------------------
     Applicable LIBOR                                         5.38000%         5.38000%         5.38000%           5.38000%
     Applicable Margin                                        0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                                 5.57000%         5.70000%         5.98000%           6.73000%
     Interest Amount Payable                              1,578,166.67     1,069,089.61       388,728.88         475,330.58
     Step Up Interest Amount                                      0.00             0.00             0.00               0.00

     Opening Principal Balance                          340,000,000.00   225,071,496.45    78,005,795.66      84,754,338.00
     Minimum Principal Payment Amount                             0.00             0.00             0.00               0.00
     Scheduled Principal Payment Amount                           0.00             0.00        21,212.98          42,032.00
     Supplemental Principal Payment Amount                        0.00     1,888,323.21       288,303.01               0.00
     Outstanding Principal Payment Amount                         0.00             0.00             0.00               0.00
     Total Principal Distribution Amount                          0.00     1,888,323.21       309,515.99          42,032.00
     Redemption Amount
      - amount allocable to principal                             0.00             0.00             0.00               0.00
      - premium allocable to premium                              0.00             0.00             0.00               0.00
                                                     -----------------------------------------------------------------------
     Outstanding Principal Balance (Oct 8,1999)         340,000,000.00   223,183,173.24    77,696,279.67      84,712,306.00
----------------------------------------------------------------------------------------------------------------------------

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(b)  FIXED RATE NOTES                                              D-1
     Applicable Interest Rate                                  8.5000%
     Interest Amount Payable                                566,666.67

     Opening Principal Balance                           80,000,000.00
     Minimum Principal Payment Amount                             0.00
     Scheduled Principal Payment Amount                           0.00
     Redemption Amount
      - amount allocable to principal                             0.00
      - amount allocable to premium                               0.00
     Actual Pool Factor                                      1.0000000
                                                     ------------------
     Outstanding Principal Balance (Oct 8,1999)          80,000,000.00
-----------------------------------------------------------------------


                                 AERCO Limited
                             Report to Noteholders
                  All numbers in US$ unless otherwise stated

(v)  FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD (Aggregate Amounts)
---------------------------------------------------------------------------------------------------------------------------------
                                                                        A-1              A-2              B-1                C-1
     Applicable LIBOR                                              5.40625%         5.40625%         5.40625%           5.40625%
     Applicable Margin                                             0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                                      5.59625%         5.72625%         6.00625%           6.75625%
---------------------------------------------------------------------------------------------------------------------------------

(vi) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding Principal Balance of Notes)

---------------------------------------------------------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES

                                                                        A-1              A-2              B-1                C-1

     Opening Principal Amount                                      3,400.00         2,250.71           780.06             847.54
     Total Principal Payments                                          0.00            18.88             3.10               0.42
                                                          -----------------------------------------------------------------------
     Closing Outstanding Principal Balance                         3,400.00         2,231.83           776.96             847.12

     Total Interest                                                   15.78            10.69             3.89               4.75
     Total Premium                                                     0.00             0.00             0.00               0.00
---------------------------------------------------------------------------------------------------------------------------------

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(b)  FIXED RATE NOTES
                                                                        D-1
     Opening Principal Amount                                        800.00
     Total Principal Payments                                          0.00
                                                          ------------------
     Outstanding Principal Balance                                   800.00

     Total Interest                                                    5.67
     Total Premium                                                     0.00
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